Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES THE REFINANCING OF ITS TERM FACILITY

Valcourt, Quebec, February 16, 2021 – BRP (TSX:DOO; NASDAQ:DOOO) announced today that it successfully refinanced a portion of its term loan facility by upsizing its Term Loan B-1 and repaying its Term Loan B-2, effectively reducing both the size and average interest rate of its term facility.

“Less than 10 months after raising our Term Loan B-2 to strengthen our liquidity position amidst uncertainty, we are pleased to have been able to repay that facility using a combination of cash from the balance sheet and an increase in our Term Loan B-1 facility, which carries terms that are much more favourable. Our ability to complete this transaction reflects the strong momentum we have experienced for the first three quarters of our fiscal year and the solid outlook we have for our business,” said Sébastien Martel, BRP’s chief financial officer. “With our strengthened balance sheet, reduced interest expense, and improved credit rating, we are well positioned to continue creating value for our shareholders through sustained investments in our long-term growth and strategic capital deployment”.

Pursuant to this refinancing, the Company increased the amount outstanding under its Term Loan B-1 from US$1,208 million to US$1,508 million. This incremental US$300 million is under the same terms and conditions as the original Term Loan B-1, bearing interest at a rate of 200 basis points over LIBOR with a LIBOR floor of 0.0% and maturing in May 2027. The proceeds of the incremental US$300 million along with cash from the balance sheet were used to fully repay the Company’s US$600 million Term Loan B-2, which had borne interest at a rate of 500 basis points over LIBOR with a LIBOR floor of 1.0%.

Moody’s Investors Service upgraded the Company’s corporate family rating from B1 to Ba3, partly as a result of the closing of this transaction and repayment of the Term Loan B-2.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Telwater and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

Caution concerning forward-looking statements

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements relating to our outlook, our ability to continue creating value for our shareholders and other statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com